40-33

811-10587

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

04029015

April 30, 2004

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of MCG Capital Corporation--File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Plaintiffs-Appellants' Reply Brief filed in Charles Greenhouse v. MCG Capital Corporation, et al. (Case No. 03-2318, filed in the United States Court of Appeals for the Fourth Circuit), a civil action involving the Company and certain officers of the Company.

If you have any questions regarding this submission, please do not hesitate to call Steve Boehm at (202) 383-0176 or me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure
cc: Samuel G. Rubenstein, Esq./MCG Capital Corporation
Steven B. Boehm, Esq./SAB

RECORD NO. 03-2318

IN THE

United States Court of Appeals

FOR THE FOURTH CIRCUIT

CHARLES GREENHOUSE, EVELYN ROSEN AND WILLIAM B. MARK,
ON BEHALF OF THEMSELVES AND ALL OTHERS SIMILARLY SITUATED,

Plaintiffs-Appellants,

v.

MCG CAPITAL CORPORATION,
BRYAN MITCHEL,
JANET C. PERLOWSKI and
STEVEN F. TUNNEY,

Defendants-Appellees.

ON APPEAL FROM THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF VIRGINIA, ALEXANDRIA

REPLY BRIEF OF PLAINTIFFS-APPELLANTS

Jack Reise
Scott L. Adkins
CAULEY, GELLER, BOWMAN
& RUDMAN, LLP
197 South Federal Highway, Suite 200
Boca Raton, FL 33432
(561) 750-3000 Tel.
(561) 750-3364 Fax

David Kessler
Stephen P. McFate
SCHIFFRIN & BARROWAY, LLP
3 Bala Plaza East - Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706 Tel.
(610) 667-7056 Fax

John C. Pasierb
COHEN, GETTINGS & CAULKINS, P.C.
2200 Wilson Boulevard, Suite 800
Arlington, Virginia 22201
(703) 525-2260 Tel.
(703) 525-2489 Fax

Counsel for Plaintiffs-Appellants

LANTAGNE LEGAL PRINTING 801 East Main Street Suite 100 Richmond, Virginia 23219 (804) 644-0477
A Division of Lantagne Duplicating Services

TABLE OF CONTENTS

<u>TABLE OF AUTHORITIES</u>

I. INTRODUCTION.

Numerous facts weighed in favor of denying the Defendants' motion to dismiss under Rule 12(b)(6) of the Federal Rules of Civil Procedure. Those facts – highlighted to the District Court – include the following quick and sharp reactions that both the market and MCG Capital ("MCG" or "the Company") itself displayed when Mitchell's lie came to light:

- MCG's stock price dropped 29 % on heavy trading when the truth came out;
- MCG's board forced Mitchell to resign as Chairman;
- MCG's board forced Mitchell to repay his 2002 bonus;
- MCG's board forced Mitchell to forego his 2003 bonus;
- MCG's board forced Mitchell to immediately repay a loan that he received from the Company; and
- Mitchell's lie concerned an educational background inextricably tied to duties at MCG that MCG said were critical for MCG's continued success.

Under any defensible standard for a Rule 12(b)(6) motion, the District Court should have denied Defendants' motion because these facts (and others) indicate that a reasonable investor would have viewed the truth, i.e., that Mitchell did not possess an undergraduate degree in Economics, as material information.

II. AS PLAINTIFFS ALLEGED IN THEIR COMPLAINT AND ARGUED IN THEIR BRIEFS, MITCHELL'S LIE WAS MATERIAL.

In defending the District Court's decision, the Defendants rely on what they describe as their "interpretation of the Complaint."[1] Defendants claim that to the Plaintiffs "it does not matter whether the misstated fact was material."[2] Defendants' claim is belied by the Complaint and Plaintiffs' briefs.

For example, the Complaint alleged that "the Prospectus failed to disclose ***material*** information about the true credentials of Mitchell, and omitted to disclose that Mitchell's credentials, credibility, and integrity were not as they were touted to be." [3] and "the Company filed with the SEC a Form N-2/A, which contained the following important biographical information concerning Mitchell and his credentials: **"Mr. Mitchell earned a B.A. in Economics from Syracuse University."**[4]

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1 Appellees' Brief at 20 (cited as "MCG Br. at __"). This resembles what Defendants argued to the District Court below that the Court should look at other "information that was far more relevant to an assessment of the Company's investment value." Joint Appendix at 54 (cited as "J.A. at __") (Memorandum in Support of Defendants' Motion to Dismiss at 13 (cited as "Defs.' Mem. at __")). Whether any particular information was or was not "more relevant" is exactly the kind of fact question a jury is best suited to determine.

2 MCG Br. at 20.

3 J.A. at 15 (Complaint ¶ 21).

4 J.A. at 16 (Complaint ¶ 26).

Moreover, as Plaintiffs argued in the District Court, "when [Mr. Mitchell chose] to lie, he lie[d] about having a degree in economics, which is a field directly related to the business he's in."[5] Not only was the misstated fact at issue in this case, i.e., whether the Chairman and CEO of an investment company earned a degree in the relevant field of economics, material but any dispute about the materiality of that falsehood is highly fact-specific in nature and, thus, cannot properly have been decided as a matter of law in defendants' favor.

A. Disputed Issues of Fact Must Be Resolved in Plaintiffs' Favor By Reading the Complaint In The Light Most Favorable To Plaintiffs.

Assessing the significance of the immediate and dramatic drop in MCG's stock price remains a jury question unless it appears beyond debate that no jury could look at the drop and find Mitchell's lie material.[6] This is so because "[m]ateriality is a 'fact-specific inquiry" that 'depends on the significance the reasonable investor would place on the withheld or misrepresented information."[7] Accordingly, the

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5 J.A. at 14 (Transcript p.5, ln. 3-5).

6 *Arnlund v. Smith*, 210 F. Supp.2d 755, 759 (E.D. Va. 2002) (explaining the standards and denying motion to dismiss, in part, on issue of materiality); *In re MicroStrategy Inc. Secs. Litig.*, 115 F. Supp.2d 620, 627, 657(E.D. Va. 2000) (same).

7 *Meckenstock v. Int'l Heritage, Inc.*, 1998 U.S. Dist. LEXIS 21042, *14-15 (E.D.N.C. Dec. 9, 1998).

Eastern District of Virginia has held that "in general, the issue [of materiality] should be presented to a jury."[8] The District Court here, however, did not.

B. The Inferences That May Be Drawn from the Price Movement of the Company's Stock Support Reversal.

"When a stock is traded in an efficient market, the materiality of disclosed information may be measured post hoc by looking to the movement, *in the period immediately following the disclosure*, of the price of the firm's stock."[9] Moreover, a "rapid increase in trading volume" coupled with a change in stock price following a disclosure indicates that the misinformation was, in fact, material.[10]

The materiality of Mitchell's lie, repeatedly made in numerous SEC filings for over a year, is apparent given that *immediately after* MCG confessed, MCG's stock price dropped 29% drop in one day on exceptionally heavy volume.

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8 *Arnlund*, 210 F. Supp.2d at 761.

9 *Oran v. Stafford*, 226 F.3d 275, 282 (3rd Cir. 2000); *In re Campbell Soup Co. Sec. Litig.*, 145 F. Supp.2d 574, 584 (D.N.J. 2001) (holding that alleged misstatements were material where "Company's stock price dropped sixteen percent from its previous close") (emphasis added); *see also In re MCI Worldcom, Inc. Sec. Litig.*, 93 F. Supp.2d 276, 282 (E.D.N.Y. 2000) ("drop in the price of [merger target's] common stock *immediately following* [defendant's allegedly fraudulent statement denying its intention to enter merger] . . . also supports plaintiffs' allegations of materiality").

10 *SEC v. Lund*, 570 F. Supp. 1397, 1401 (C.D. Cal. 1983).

Both of these facts — the sharp drop and exceptionally heavy volume – strongly suggest that Mitchell's lie was indeed material when told.[11]

Contrary to what Defendants suggest, Plaintiffs' argument on this point fits the caselaw. Plaintiffs' materiality argument focused on the period *immediately* after, i.e., the day after, MCG confessed that Mitchell did not possess the full measure of qualifications that Mitchell claimed. But the District Court proceeded far beyond that period when it looked at how MCG's stock price behaved in the *weeks* and *months* after MCG's confession.[12]

In so doing, the District Court erred when it found Mitchell's lie immaterial even in the face of the quick and harsh measures that MCG itself took against Mitchell after the Company publicly disclosed that Mitchell did not possess the qualifying credentials that he previously claimed. The District Court's consideration of MCG's stock price during the week of the hearing on defendants' motion to dismiss, *nearly a year after* MCG's confession, is plainly error. No authority supports looking to price behavior months after the curative disclose to assess materiality of the misinformation when the disclosures were made.

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[11] *See Campbell Soup Co.*, 145 F. Supp.2d at 584 (misstatements material where "Company's stock price dropped sixteen percent from its previous close"); *Lund*, 570 F. Supp. at 1401 (heavy volume indicates materiality).

[12] J.A. at 148 (Transcript p.6, ln. 3-8).

While Defendants argue that the stock later recovered, they conveniently fail to mention that (1) on those later dates, the trading volume was nowhere near the high levels of November 1, 2002,[13] and (2) after those upward ticks, MCG's stock price again dipped below levels it had reached before the truth was revealed.[14]

These facts – the dramatic drop; trading on exceptionally heavy volume; and the absence of an immediate and complete recovery – weigh towards a finding of materiality and towards allowing the case to proceed past Defendants' Rule 12(b)(6) motion to dismiss.[15]

III. DEFENDANTS IDENTIFY NO AUTHORITIES ON MATERIALITY THAT WARRANT AFFIRMING THE DISTRICT COURT.

Defendants' authorities do little to defend the District Court's decision. First, Defendants' authorities about how price behavior speaks to materiality are far afield factually from MCG's case. Second, Defendants' authorities do not address the kind of blatant falsehoods concerning objective, historical, knowable facts as alleged

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13 *Compare* J.A. at 90 (Nov. 1st volume 6,085,693 shares) *with* J.A. at 88 (Dec. 10th volume 154,437 shares).

14 J.A. at 92 (price drops to $10.77 per share by December 31st).

15 *See Campbell Soup Co.*, 145 F. Supp. 2d at 584 (dramatic drop in stock price immediately after curative disclosure indicates that misinformation was material); *see also In re MCI Worldcom, Inc. Sec. Litig.*, 93 F. Supp. 2d at 282 (same); *Lund*, 570 F. Supp. at 1401 (heavy volume of trading immediately after curative disclosure indicates that misinformation was material).

here. Instead, their authorities address the materiality of a special category of statements involving prognostications and predictions of future growth, statements found immaterial under the "bespeaks cautions doctrine," and statements that are "mere characterizations" of facts.

A. Defendants' Authorities On Price Behavior Stand Far Afield From MCG's Case – A Case That Involved Quick And Sharp Price Drops On Extremely Heavy Volume.

Defendants' authorities found immateriality on a motion to dismiss when the stock price dropped far less than did MCG's here, and the stock price fully recovered in days, not the months that MCG's stock required to recover. For example, Defendants cite *Leventhal v. Tow* ("*Leventhal*").[16]

Leventhal offers Defendants no help because, in *Leventhal*, the price dropped only 2%. Here, the price dropped 29%. Further, in *Leventhal*, the stock price recovered in two days to trade above pre-curative disclosure prices. Here, however, MCG's stock price took months to fully recover, not days. Defendants' other authorities suffer similar distinctions from MCG's case.[17]

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[16] 48 F. Supp.2d 104, 110, 116 (D. Conn. 1999)

[17] *See also In re Allied Capital Corp. Sec. Litig.*, 2003 U.S. Dist. LEXIS 6962, *18-19 (S.D.N.Y. Apr. 21, 2003) (specifically holding that "the stock price fell only by slightly less than 10%" – in a case that also did not allege any analyst downgrades or negative comments by financial press in response to revelation of the truth); *Matthews v. Centex Telemanagement*, 1994 U.S. Dist. LEXIS 7895, *19 (N.D.

In another case cited by Defendants the court actually held – in response to an argument made by the *defendant* – that the absence of a drop in the stock's price upon the relevant disclosure did not "compel a pro-[defendant] ruling as a matter of law," and that "it thus cannot be said any purported misstatements in the Registration Statement were nonmaterial as a matter of law."[18]

The significance here, if any, of any subsequent changes in MCG's stock price after it plummeted on November 1, 2002, cannot be resolved as a matter of law on motion to dismiss. This is so because resolving this issue requires just the kind of "delicate assessment" that the United States Supreme Court says is "peculiarly . . . for the trier of fact."[19]

If Defendants are correct, then any securities fraudster could lie to investors with impunity and shield themselves with the very argument that Defendants made (and that the District Court accepted) here. Defendants argued that an immediate and dramatic drop in MCG's stock price upon MCG's confession resulted from the publicity surrounding MCG's confession and the purportedly immaterial

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Cal. June 8, 1994) (stock only fell from $13.75 to $12.00 – only 12.7% – and *fully* recovered only 3 days later).

[18] *See Wieglos v. Commonwealth Edison Co.*, 688 F. Supp. 331, 340-41 (N.D. Ill. 1988).

[19] *TSC Indus. v. Northway, Inc.*, 426 U.S. 438, 450 (1976).

"credibility and integrity problems,"[20] and not from investors' judgment that Mitchell's lie was material.

B. Defendants' Fourth Circuit Authorities Do Not Address This Case. Those Authorities Address (And Find Immaterial) Misstatements That Contained "Soft Information," Not The Hard Fact Lied About Here.

The Defendants count heavily on *Hillson Partners Ltd. Partnership v. Adage, Inc* ("*Hillson Partners*"),[21] but that case does not help Defendants because, like Defendants' authorities on stock-price behavior, *Hillson Partners* is a long way from MCG's case. *Hillson Partners* looked at the materiality of predictions or statements about "*business prospects*" and asked whether such statements "constitute false statements or omissions of material fact actionable under the securities laws."[22] *Hillson Partners* concluded that such statements were immaterial.

But Plaintiffs' case is not about MCG's business prospects, i.e., predictive statements or soft information. Rather, this case is about a misstatement of objective, verifiable fact – whether Mitchell possessed the full measure of qualifications and credentials that he and MCG touted to the investing public.

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[20] J.A. at 152 (Transcript p.10, ln. 9-10).

[21] 42 F.3d 204 (4th Cir. 1994).

[22] 42 F.3d at 205.

Defendants likewise rely on *Raab v. General Physics Corporation* ("*Raab*"),[23] a decision that addressed "the impact of the securities laws on a company's *predictions* of its *future business prospects*."[24] Defendants' reliance on *Raab* fails for the same reasons as does their reliance on *Hillson Partners, supra*. The other cases cited by Defendants equally fail to inform the issue presented here.[25]

In sum, none of Defendants' authorities help Defendants here because Mitchell lied about a verifiable fact. Unlike the misstatements in decisions cited by Defendants, Mitchell's lie did not involve loose predictions, soft information, or statements immunized by cautionary language. Moreover, one of Defendants' chief authorities confirms that when, as in MCG's case, the subject-matter misrepresented

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[23] 4 F.3d 286 (4th Cir. 1993).

[24] *Id.* at 287 (emphasis added).

[25] *See In re USSEC Sec. Litig.*, 190 F. Supp.2d 808, 822, 826 (D. Md. 2002) (citing *Raab*) (finding "*predictive statements*" and "*soft expressions of optimism*" to be immaterial, and applying the bespeaks caution doctrine based on "*extensive cautionary language*" in the defendant's prospectus) (emphasis added); *Gasner v. Board of Supervisors*, 103 F.3d 351, 359, 361 (4th Cir. 1996) (affirming grant of summary judgment where "much discovery had been undertaken . . . before a hearing was held by the district court," and holding that under the bespeaks caution doctrine "the *cautionary language* in the Offering Statement renders immaterial . . . the alleged misrepresentations") (emphasis added); *Weill v. Dominion Resources*, 875 F. Supp. 331, 336 (E.D. Va. 1994) (finding it "dubious whether [the alleged misstatement] can even be considered false or misleading," and holding that the statements at issue were "*mere characterizations* of the activities of any lawful corporation") (emphasis added).

is "so directly related to the responsibilities that [the defendant] was given in [the company] . . . a reasonable investor would *certainly* have considered the disclosure of that fact as significant."[26]

IV. MISSTATEMENTS ABOUT MANAGERS' ACADEMIC BACKGROUNDS HAVE LONG QUALIFIED AS MATERIAL.

Courts routinely hold that statements about management personnel's academic records are material. Consequently, courts tend to reject defendants' pleas to dismiss for purported lack of materiality. For example, in *SEC v. Physicians Guardian Unit Investment Trust*,[27] the court rejected defendants' plea to dismiss a securities fraud case when the offering materials said that one company official had earned a law degree at Boston University when, in fact, the official had not. The same thing happened in *SEC v. Suter*,[28] where the court found that a profit report was

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26 *New Equity Sec. Holders Comm. for Golden Golf, Ltd. v. Phillips* ("*New Equity*"), 97 B.R. 492, 497 (W.D. Ark. 1989). *New Equity*'s facts differ greatly from those in MCG's case. In *New Equity*, offer documents declared that the partnership's vice-president had graduated from college when, in fact, the vice-president had not. But unlike Mitchell, there is no indication that the vice-president in *New Equity* lied about credentials directly relevant to his duties at the company. But, as noted, where he lied about matters tied in closely with his duties at the company, like Mitchell did, that lie was indeed material. *See id.*

27 72 F. Supp.2d 1342, 1349 (M.D. Fla. 1999).

28 1983 WL 1287 (N.D. Ill. Feb. 11, 1983).

material because it falsely claimed that the main defendant earned an M.B.A. from DePaul University of Chicago.

Defendants try to brush aside *Suter* and *Physicians Guardian* by saying that the misstatements about educational backgrounds there morphed into material misstatements only because those misstatements appeared on a laundry list of misstatements. Simple logic belies Defendants' argument. Simply because the *Suter* and *Physicians Guardian* defendants made other false statements in addition to lying about their academic records cannot change the fact that the *Suter* and *Physicians Guardian* courts could have discretely ruled that the defendants' misstatements about their academic records were immaterial, while also holding that the other falsehoods were indeed material. But they did not. *New Equity*, however, did precisely that.[29]

Given MCG's repeated emphasis in offering documents about how important Mitchell was to the Company's success, a reasonable investor would believe – and a jury could find – that Mitchell's lie about earning a degree in economics, a field directly related to the admittedly critical work that Mitchell was doing for MCG, was indeed material.

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[29] *New Equity*, 97 B.R. at 497 (finding one misstatement immaterial while finding another to be quite material).

CONCLUSION

For the foregoing reasons, and the reasons set forth in Plaintiffs' opening brief, the decision of the District Court should be reversed and the case remanded.

DATED: April 26, 2004

Respectfully submitted,

CAULEY, GELLER, BOWMAN & RUDMAN, LLP

By: ______________________

Jack Reise
Scott L. Adkins
197 South Federal Highway, Suite 200
Boca Raton, FL 33432
(561) 750-3000 Tel.
(561) 750-3364 Fax

SCHIFFRIN & BARROWAY, LLP
David Kessler
Stephen P. McFate
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706 Tel.
(610) 667-7056 Fax

Co-Lead Counsel

COHEN, GETTINGS & CAULKINS, P.C.
John C. Pasierb, Esquire
2200 Wilson Boulevard, Suite 800
Arlington, VA 22201
(703) 525 2260 Tel.
(703) 525-2489 Fax
Liaison Counsel

CERTIFICATE OF COMPLIANCE

TO BE INCLUDED IMMEDIATELY BEFORE THE CERTIFICATE OF SERVICE FOR ALL BRIEFS FILED IN THIS COURT.

1. This brief has been prepared using (SELECT AND COMPLETE ONLY ONE):

☒ Fourteen point, proportionally spaced, serif typeface (such as CG Times or Times New Roman, NOT san serif typeface such as Arial). Specify software name and version, typeface name, and point size below (for example, WordPerfect 8, CG Times, 14 point):

☒ Corel WordPerfect, Times New Roman, 14 point

☐ Twelve point, monospaced typeface (such as Courier or Courier new). Specify software name and version, typeface name, and point size below (for example, WordPerfect 8, Courier, 12 point):

☐ ____________________

2. EXCLUSIVE of the corporate disclosure statement; table of contents; table of citations; statement with respect to oral argument; any addendum containing statutes, rules or regulations; and the certificate of service, the brief containing (SELECT AND COMPLETE ONLY ONE):

☒ 13 Pages (give specific number of pages; may not exceed 30 pages for opening or answering brief or 15 pages for reply brief): **OR**

☐ ________Words (give specific number of words; may not exceed 14,000 words for opening or answering brief or 7,000 for reply brief); OR

☐ ________ Lines of Monospaced Type (give specific number of lines; may not exceed 1,300 lines for opening or answering brief or 650 for reply brief; may be used ONLY for briefs prepared in monospaced type such as Courier or Courier New).

I understand that a material misrepresentation can result in the Court's striking the brief and imposing sanctions. If the Court so directs, I will provide an electronic version of the brief and/or a copy of the word or line print-out.

April 26, 2004

By: ____________________
Scott L. Adkins

CERTIFICATE OF FILING AND SERVICE

I HEREBY CERTIFY that on this 26th day of April, 2004 caused to be filed with the Clerk's Office of the United States Court of Appeals for the Fourth Circuit, via hand delivery, the required number of copies of this Plaintiffs-Appellants' Reply Brief, and I further certify that I caused to be served, via United States Mail, the required copies upon the following attorneys of record:

Charles E. Davidow
Paul R. Eckert
WILMER CUTLER & PICKERING
2445 M Street, N.W.
Washington, DC 20037-1420
(202) 663-6241 Tel.
(202) 663-6363 Fax

David P. Donovan
Melanie D. Coates
WILMER CUTLER & PICKERING
1600 Tysons Blvd., 10th Floor
Tysons Corner, VA 22102
(703) 251-9700 Tel.
(703) 251-9797 Fax

Attorneys for Defendants-Appellees MCG Capital Corporation, Bryan Mitchell, Janet C. Perlowski, & Steven F. Tunney

By: ______________________
Scott L. Adkins